SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of February 2007

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: With-Profits Announcement






Embargo: 07.00am Tuesday 20 February 2007


                    ANOTHER EXCELLENT YEAR FOR PRUDENTIAL'S
                       4.4 MILLION WITH-PROFITS CUSTOMERS

Overview:


- Prudential's 4.4m with-profits customers continue to reap the rewards of investing over the long-term in the Prudential With-Profits Fund
     ("the Fund")

- Consistent and prudent investment management approach resulting in strong returns in Prudential's Fund over many years

- Excellent returns that help customers plan for their retirement with greater certainty:

     - Prudential has increased year-on-year payouts by more than 10 per cent across the majority of policies

     -    Annual bonus rates maintained in 2007

     -    With-profits payout values boosted by up to 17.5 per cent

     - With-Profits Annuities income increased by up to 15 per cent for the coming year

     - All maturing Prudential endowments will meet repayment targets in 2007 and an estimated 96 per cent of Scottish Amicable endowments are expected to do the same

-    GBP2.5 billion added to policy values


Prudential's Investment Performance Excels in 2006:

- Prudential's Life Fund generates 12.4 per cent return in 2006. Investment performance over 5 years of 63.8 per cent and over 10 years of 161.9 per cent, out-performing the funds of our major competitors who have declared to date in 2007

- Significantly better returns in 2006 from Prudential's Fund compared with the average sector returns of: Balanced Managed Funds; Distribution Funds; and Cautious Managed Funds

- Prudential's with-profits products have also significantly out-performed against cash and building society accounts

- Prudential's investment management has provided "dazzling performance over the past few years" (Source: Cazalet Consulting)

Gary Shaughnessy, Managing Director, Life and Pensions at Prudential, said: "By prudently managing our With-Profits Fund, we have consistently delivered substantially better returns than the vast majority of bank and building society accounts while at the same time limiting the risk customers face when investing directly in the stock market. Another year of strong returns means that yet again, our policyholders are benefiting from investing with Prudential over the long-term."


What has Prudential delivered for investors?

Prudential's 4.4 million with-profits policyholders are today looking at the prospect of being more secure in their retirement as the company increases their
policy values by up to 17.5 per cent.   This follows a very strong investment
return in Prudential's Life Fund in 2006 of 12.4 per cent (before tax and charges). The majority of policyholders will see their policy values increase by more than 10 per cent.

We believe Prudential's with-profits investments continue to provide solid long-term growth prospects for investors through increased payouts for all policies maturing in 2007 when compared with their value 12 months ago - further evidence that holding long-term investments over their full term is sensible for the vast majority of investors.


Policies in 2007 show increases compared with their position a year ago:

- 10 year Prudence Bond - With-Profits Bond - (GBP10,000 single premium) up 10.9 per cent

- 15 year Personal Pension (GBP200 per month regular premiums) up 11.4 per cent

- 20 year Personal Pension (GBP200 per month regular premiums) up 11.8 per cent

-    25 year Prudential With-Profits Mortgage Endowment up 11.8 per cent

-    25 year Scottish Amicable With-Profits Mortgage Endowment up 12.7 per cent

Notes: Both mortgage endowment examples based on GBP50 p.m. regular premiums, male aged 30 at start of contract

  : All figures are after deduction of tax (where relevant) and charges.

As in previous years, Prudential continues to show the 12-month growth achieved for individual policyholders, as this is a more relevant measure than showing them a comparison with a policy that matured a year earlier.

Prudential's customers have benefited from the financial strength, diversity and outstanding investment performance of its With-Profits Fund, compared with other cautious investments as follows:


Prudence Bond's performance relative to alternative investment products

Investment Product                      Total Payout             Annualised
                                                                     Return

Prudential With-Profits Bond               GBP17,772                   5.9%
(10 year, GBP10,000 single premium)
Average building society account           GBP12,015                   1.9%
Average balanced managed unit trust        GBP18,698                   6.5%
  Average balanced managed                 GBP16,593                   5.2%
  unit-linked life fund
  Notes 5 and 8


Prudential's Personal Pension performance relative to alternative investment products

Investment Product                           Total Payout    Annualised return

Prudential With-Profits Individual Pension     GBP119,401            8.4%
(20 year term, GBP200 per month regular
premiums)
Average building society account                GBP67,066            3.2%
Average balanced managed unit trust            GBP119,127            8.3%
Average balanced managed                       GBP114,352            8.0%
unit-linked pension fund
      Note 5, 8 and 9


How does Prudential compare?

Prudential's with-profits investments continue to hold their own against the alternatives available to investors and at a level of risk that is often significantly lower than other actively managed multi-asset investments.

In 2006, Prudential's Fund return of 12.4 per cent represented a significant out-performance over the average sector returns of: Balanced Managed Funds 9.1 per cent; Distribution Funds 5.9 per cent; Cautious Managed Funds 6.8 per cent; and cash at 3 per cent. This performance demonstrates that investing in with-profits with Prudential works.

Source: Financial Express average life fund sector fund performance and Financial Express FINEX 90 day deposit performance, both between 31/12/2005-31/ 12/2006


However, this year's announcement is not just about the results in 2006. Over 5 years, our Fund has outperformed the FTSE 100 and FTSE All-Share indices, as well as the UK Average Cash and Fixed Interest Fund benchmarks. Take a look at the facts:

Fund / Index                                        Total return over 5 years

Prudential With-Profits Fund                        63.8%
FTSE All Share (total return)                       50.2%
FTSE 100 (total return)                             41.1%
UK Average Life Fund                                22.6%
UK Average Cash Fund                                13.9%

Note 6

Similarly, the Fund has performed exceptionally well over a 10-year period (161.9 per cent) when measured against the funds of our major competitors in the UK who have declared bonuses so far this year and the FTSE 100 and FTSE All-Share indices.

We believe our investment performance and the values we are adding to plans stand out from the competition. For example, a typical payout for a 25-year endowment maturing in 2007, on a male life (age 30 next birthday at outset, non-smoker, paying GBP50 a month) would be worth:

-    GBP49,492 if invested with Prudential

-    GBP43,451 if invested with Norwich Union, and

-    GBP38,054 in a Standard Life plan

Source: Prudential, Norwich Union and Standard Life 2007 Bonus Announcements


Gary Shaughnessy continued: "Our longstanding customers continue to enjoy the benefits of investing with Prudential across different market conditions. Consistency is important to them and our investment performance over five and 10 years has continually outperformed a number of market indices and the vast majority of other with-profits funds.

"This demonstrates clearly that with-profits, by being invested in an actively managed, well-run and financially strong fund, can produce good returns for the cautious investor. Our customers have done exceptionally well, not only when compared to investing in with-profits with other companies, but against alternative multi-asset investments, and crucially, at a lower level of risk than direct investments in the UK stock market."

When compared with values being paid by many other major providers this year, Prudential customers are better off up to the tune of: GBP40,481 on 20-year individual pension; GBP1,259 on the 10-year surrender value of a single premium with-profits bond; and GBP11,438 on a maturing 25-year with-profits endowment.
Note 7

This strong performance is in a large part due to Prudential's skilled investment management; its prudent stewardship of the Fund; the freedom, through sustained financial strength, that allows it to invest in 'real' assets and in turn review the asset mix to reflect its views on markets. This focus on maintaining the financial health of the Fund is central to the rigorous management process that Prudential applies to with-profits investing.

Ned Cazalet, Cazalet Consulting, and a leading industry commentator said: "The Pru's WP Fund has turned in a dazzling performance over the past few years. On the investment front, the Pru has got some big market calls right, and its tactical asset allocation decisions have paid-off, big time, leading to massive investment out-performance relative to its peers, with the knock-on effect showing up in its market-bucking bonus payments - we score it 9 out of 10."

In July 2006 Prudential retained its top ranking in the WM Life Fund Survey. The Prudential with-profits fund took the top spot, making it the best performing fund in the WM UK Life Fund Universe. The WM Life Fund Survey is compiled on a quarterly and annual basis by WM, the independent fund-performance service provider. This ranking consolidates the superior position achieved in previous years, with Prudential retaining its top spot over 10 years.

James Smith, of Investment Week, wrote: "Prudential is one of the few to win plaudits for performance and major asset allocation calls on its multi-billion with-profits portfolio. After all, how many fund management groups can claim a demonstrable track record in asset allocation that incorporates correct calls on the dotcom bubble and subsequent market recovery?"

(Source: Investment Week - 29/01/07)


                                     -Ends-



Full details of Prudential's 2007 bonus announcement can be downloaded from:

-    www.pru.co.uk/presscentre

-    www.headlinemoney.co.uk.


Or contact the Prudential UK press office on:

Darragh Leeson           Tel:   0207 150 2600     Mobile: 07801 856011
Steve Colton             Tel:   0207 150 3136     Mobile: 07771 531525
Juliette Emblem          Tel:   0207 150 2657     Mobile: 07802 486414


The information contained in Prudential UK's press releases is intended solely for journalists and should not be used by consumers to make financial decisions. Full consumer product information can be found at www.pru.co.uk


Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", " seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.



Contents


1.   Investment Performance

2.   What this means for customers

     - Payout values for Prudence Bond, personal pensions and savings endowments (Prudential and Scottish Amicable)

     -    Comparison of with-profits to alternative investments


3.   With-Profits Annuities (WPA)

     -    Bonus rates for WPA

     -    How WPA work


4.   Mortgage Endowments - Prudential and Scottish Amicable

     -    Payout values for mortgage endowments

     -    Red, amber and green status


5.   How bonus rates are managed by Prudential


6.   How you can get access to Prudential's with-profits performance


7.   Annual and final bonus rates for 2007

     -    Annual and final bonus rates and how they are calculated

     -    Who isn't seeing an increase

     -    Unitised versus conventional policies


8.   Notes to Editors



1. Investment performance


Fund performance

Prudential's Fund has once again achieved an excellent performance, with a total return of 12.4 per cent (before tax and charges) in 2006. All investors will directly benefit.

Over five years to 31 December 2006, it has achieved a total return of 63.8 per cent, against 41.1 per cent for the FTSE 100 (total return) index and 50.2 per cent for the FTSE All-Share (total return) index. Over 10 years, the fund has returned 161.9 per cent against 102.7 per cent for the FTSE 100 (total return) index and 114.0 per cent for the FTSE All-Share (total return) index.

 (All figures to 31 December 2006, before tax, charges and the effects of smoothing. Source: Prudential, Lipper Hindsight).


How the fund is run and the role of Prudential's Portfolio Management Group

Prudential has an exceptionally strong investment capability, with total funds under management of GBP237.5 billion (as at 30 June 2006) and more than 300 investment professionals around the world.

Within the With-Profits Fund, which, including the Scottish Amicable with-profits fund, accounts for GBP85billion of the total funds invested - its geographical and sector portfolios are run by different managers. This resource is co-ordinated by the Portfolio Management Group (PMG), which acts as 'manager of managers' for the Prudential Group and is responsible for asset allocation and risk management.

The PMG team is made up of economists, investment strategists and analysts who operate separately from the conventional asset managers of Prudential. They come from a range of backgrounds and, between them, have extensive investment knowledge and experience.


Asset allocation

The fund's asset allocation is actively managed and has played a major part in its successful long-term performance.

With-profits contracts are long-term contracts with relatively low guaranteed amounts, and this, combined with the strong financial position of the fund, enables Prudential to invest primarily in equities and property.

At the end of 2006 the equity backing ratio (equity plus property plus alternative assets) was 70.8 per cent which is considered to be a 'slightly higher than neutral' weighting. We believe broadly that equities offer good value, with a number of markets in Asia and Europe looking especially attractive. UK commercial property generally looks expensive though we have found opportunities in overseas markets in the US, Europe and Asia. The exposure to alternative assets such as hedge funds and infrastructure is expected to increase slowly over time as opportunities arise.

In bonds, the fund has moved over the year to generate more diversification by investing further in the US, and has moved to increase the average credit rating on the fund (i.e. has become more defensively positioned).

The fund remains extremely well-diversified geographically, by asset type and within the underlying stock portfolios, which we believe is an attractive feature of Prudential's with-profits proposition.

It helps reduce risk or expected volatility by insulating the total fund from potential weakness in any particular market or stock. The active management of the asset mix in recent years has had a substantial beneficial impact on investment returns.

The broad asset mix will continue to be reviewed as the economic environment and market valuations change.

Current Asset Mix
                                31/12/06         31/12/05         31/12/04         31/12/03         31/12/02
                                   %                 %               %                %                %
      Equity shares
      -   UK shares                36               40               33               33               32
    -   Non-UK shares              17               19               15               15               13
         Property                  15               15               18               17               18
 Alternative investments           3                 2               2                2                2
      Fixed interest               25               21               29               31               33
           Cash                    4                 3               3                2                2
          Total                   100               100             100              100              100


Scottish Amicable's with-profits fund

Prudential's asset management team is also responsible for the running of the closed Scottish Amicable with-profits fund, which accounts for GBP13.7 billion of the GBP85 billion under management. Since the takeover of Scottish Amicable by Prudential in 1997 the fund has benefited from the same investment process as the Prudential fund. The Scottish Amicable fund delivered an investment return of 11.8 per cent in 2006. Over five years the fund has delivered 62.9 per cent.


Prudential's Solvency remains strong

The long-term fund remains well-capitalised and is one of the strongest in the UK with a financial strength rating of AA+ by Standard & Poor's, Aa1 by Moody's and AA+ by Fitch Ratings.



2. What this means for customers

The exceptionally strong investment performance means we are able to deliver excellent year-on-year increases for the vast majority of policyholders.

-    Payout values increased by up to 17.5 per cent on pensions

-    Payout values increased by up to 15 per cent on with-profit annuities

-    Payout values increased by up to 11 per cent on Prudence Bond


How the investment performance relates to policyholders

The strong performance of the fund means that Prudential is able to increase policy values for the majority of with-profits policies maturing in 2007, by over 10 per cent.

In translating the performance of the fund into benefits for policyholders, various allowances are made. First, for plans other than pensions, there is a deduction for tax and for all plans there are charges to take into account. The return on the fund, net of tax, over 2006 was 10.9 per cent.

There is then an allowance for smoothing. Some of the investment return in good years is held back so that we can boost bonus rates when markets have not been so good - producing a generally smoother pattern of returns to policyholders, year to year, than the actual performance of the fund.

Finally, the investment return is apportioned between annual bonuses and final bonuses. In most cases, we aim to keep a substantial proportion of payout values in non-guaranteed form - that is, payable as final bonus. This helps to maintain flexibility for our investment strategy and to protect the ongoing solvency of the fund.

Annual bonuses are based on our view of the expected long-term investment return. Final bonus rates are more closely linked to actual past performance, taking into account smoothing, as described above.

What is generally important to customers is the total value added to their policy. The figures in the following sections reflect this, showing the value of policies in 2007 compared with the value in 2006.


Note: In recent years all of our policies have been re-branded 'Prudential' and are now sold under one brand. Historically, however, we operated two brands:
Prudential and Scottish Amicable. For the purposes of this announcement we have maintained the split so it is clear which example relates to which policies.

Where we refer to a building society account it should be remembered that money in these accounts is secure and readily accessible and would generally return all the investor's capital, whereas money in our investment products and pensions may return less than has been invested and the value of these products will fluctuate.

Payout values for Prudence Bond, personal pensions and savings endowments


PRUDENTIAL:

Typical increase in Prudence Bond policy values

Prudence Bond                     Year-on-Year Increase in a                         Annual Increases
                                                                                     in Cash-in Values
With-Profits Bond                    Bond's Value #
Policy Duration    Single Premium      Bond Value       Bond Value         Increase in
                                                                       Value over 2006
In 2007 (2006)                              2007              2006                             %
5 years               GBP10,000         GBP14,152          GBP12,703           GBP1,449      11.4%
(4 years)
7 years               GBP10,000         GBP14,097          GBP12,987           GBP1,110      8.5%
(6 years)
10 years              GBP10,000         GBP17,772          GBP16,031           GBP1,741      10.9%
(9 years)

# No MVR is payable in this case

Notes 5 and 8


Prudence Bond's performance relative to alternative investment products

Investment Product                        Total Payout            Annualised
                                                                      Return
Prudential With-Profits Bond                GBP17,772                  5.9%
(10 year, GBP10,000 single premium)
Average building society account            GBP12,015                  1.9%
Average balanced managed unit trust         GBP18,698                  6.5%
Average balanced managed                    GBP16,593                  5.2%
unit-linked life fund

Note 5


What this means for the Typical Prudence Bond Customer

A typical customer with a Prudence Bond policy will have seen its value increase from GBP10,000 to GBP17,772 over the ten years up to 1 May 2007. By investing with Prudential over the last 12 months, the policyholder's bond is worth 10.9 per cent more than it was on 1 May 2006. This value represents an overall return of 5.9 per cent over each of the last 10 years.

Note: all figures are after tax and charges



Prudential Personal Pension

Personal pension*                Year-on-Year Increase in a                       Annual Increase in cash-in
                                                                                  value, after allowing for
For policies maturing in 2007    Policy's Value                                   premiums paid during the year

Policy Duration   Regular                Policy     Policy Value  Increase in Value
                                                            2006          over 2006
In 2007 (2006)    Premium            Value 2007                                                          %
5 Years           GBP200 p.m.         GBP15,263        GBP11,455           GBP3,808                   11.2%
(4 years)
10 Years          GBP200 p.m.         GBP32,750        GBP27,305           GBP5,445                   10.7%
(9 years)
15 Years          GBP200 p.m.         GBP63,253        GBP54,525           GBP8,728                   11.4%
(14 years)
20 Years          GBP200 p.m.         GBP133,301       GBP111,062         GBP22,239                   17.5%
(19 years)

*Prudential Personal Retirement Plan for policy duration of 19 and 20 years

Note 8

Prudential's Personal Pension performance relative to alternative investment products

Investment Product                                 Total Payout   Annualised
                                                                    return
Prudential With-Profits Individual Pension         GBP133,301       9.3%
(20 year term, GBP200 per month regular premiums)
Average building society account                   GBP67,066        3.2%
Average balanced managed unit trust                GBP119,172       8.3%
Average balanced managed                           GBP114,352       8.0%
unit-linked pension fund

Notes 5, 8 and 9


What this means for the typical Individual Pension Customer

For a typical male personal pension customer, who has paid GBP200 per month into their pension for 20 years and is retiring at age 65, the fund is GBP133,301. If the same customer had decided to transfer the policy last year, he would have lost out on the 17.5 per cent increase had he kept the policy for another year (after allowing for the premiums paid in the year).

Note: all figures before tax but after charges


Prudential Savings Endowments

With-Profits Endowment              Year-on-Year Increase in a                             Annual Increase in
                                                                                         cash-in value, after
25 Year Policy (male 30 next                          Policy's Value                    allowing for premiums
birthday at outset)                                                                      paid during the year

Policy Duration       Regular               Policy          Policy        Increase in Value
                                                                              over 2006
In 2007 (2006)        Premium                Value           Value                                           %
                                         Date 2007       Date 2006
10 years              GBP50 p.m.          GBP7,472         GBP6,293            GBP1,179                  8.8%
(9 years)
15 years              GBP50 p.m.         GBP14,054        GBP12,300            GBP1,754                  9.2%
(14 years)
20  years             GBP50 p.m.         GBP26,557        GBP23,653            GBP2,904                  9.6%
(19 years)
25 years              GBP50 p.m.         GBP49,492        GBP43,674            GBP5,818                  11.9%
(24 years)

Note 8


Savings endowments performance relative to alternative investment products


Investment Product                             Total Payout   Annualised return

With-Profits Endowment (25 Year Term, GBP50 per   GBP49,492         8.5%
month regular premiums; male aged 30 next
birthday at outset)
Average building society account                  GBP22,988         3.2%
Average balanced managed unit trust               GBP57,138         9.5%
Average balanced managed                          GBP41,292         7.3%
unit-linked life fund

Notes 5 and 8


What this means for the typical with-profits endowment customer

For a typical customer who has a 25-year with-profits, paying a premium of GBP50 per month, the payout value on a policy maturing this year is GBP49,492, which reflects an 8.5 per cent return (net of tax and charges), for each of the 25 years.

Note: all figures after tax and charges


SCOTTISH AMICABLE:

Scottish Amicable Personal Pension

Scottish Amicable Personal       Year-on-Year Increase in a                      Annual Increase in cash-in value,
Pension                                                                          after allowing for premiums paid
                                 Policy's Value                                  during the year

Policy Duration      Regular             Policy     Policy Value  Increase in Value                       %
                                                       Date 2006         over 2006
In 2007 (2006)       Premium             Value
                                     Date 2007
5 Years*            GBP200 p.m.       GBP15,983        GBP11,965          GBP4,018                     12.2%
(4 years)
10 Years            GBP200 p.m.       GBP35,619        GBP28,938          GBP6,681                     14.1%
(9 years)
15 Years            GBP200 p.m.       GBP69,048        GBP58,352          GBP10,696                    13.9%
(14 years)
20 Years            GBP200 p.m.       GBP125,582       GBP108,325         GBP17,257                    13.5%
(19 years)

*PAC (Ex-Scottish Amicable Life) policy.

Note 8


Scottish Amicable's Personal Pension performance relative to alternative investment products

Investment Product                                Total Payout   Annualised
                                                                     return
Scottish Amicable With-Profits Individual Pension   GBP125,882       8.7%
(20 year term, GBP200 per month regular premiums)
Average building society account                    GBP67,066        3.2%
Average balanced managed unit trust                 GBP119,172       8.3%
Average balanced managed                            GBP114,352       8.0%
unit-linked pension fund

Notes 5 and 8 All figures before tax but after charges



3.     With-Profits Annuities


Key points:

- With-profits annuities income increased by up to 15 per cent for the coming year

-    Five-year overall average bonus up to 8.2 per cent (from 5.6 per cent)

-    Regular Bonus held at 2.75 per cent for fourth year running

- As a result, all with-profits annuitants, regardless of their Anticipated Bonus Rate, will receive an increase in income at their annual review in 2007/8


With-Profits Annuities (WPA)

WPAs are invested in the with-profits fund and promise to pay retirees an income for the rest of their life. Crucially, WPA generates an income stream that has the potential to grow. By contrast, a fixed-level annuity will not rise, so a retiree will find that the value of their annuity is gradually reduced by inflation.

WPA can also provide an attractive alternative to conventional annuities that are linked to inflation. Although incomes from inflation-linked annuities are guaranteed to rise in line with the Retail Price Index, the starting incomes are usually lower.


How With-Profits Annuities work

Conventional annuity payments are backed by fixed-interest investments (mainly corporate bonds), so when the yield on bonds falls - as it has recently - so do annuity rates. Conventional annuity rates are at their lowest for more than 30 years, and while these are essentially risk-free, savers who are considering a conventional annuity now will be locking themselves into these relatively low rates.

WPA, on the other hand, link the level of income to the performance of the with-profits fund, which has a mix of assets that over the longer term gives them the prospect of income growth. The returns from these investments are paid to annuitants as bonuses, which may vary from year-to-year. Bonuses are designed to smooth the ups and downs of the investment markets.

An important factor is the anticipated bonus rate (ABR) that policyholders choose at the outset. This determines the starting income and is used to calculate how much the income goes up or down when bonuses are added each year. If the actual bonuses awarded are higher than the ABR, the annuity payments in the next year will increase. If they are lower, the annuity income will drop.

Our experience shows that many people opt for a middle range ABR that can provide a similar starting income to a conventional level annuity. Currently an ABR of around 3.5 per cent will achieve this for most retirees. This makes future income growth with a WPA more likely because it's a reasonably low performance to beat.

By way of an example, a 65-year old man could have bought three types of annuity when he invested GBP50,000 on 6 April 2003:

     Product       Starting income       Income paid in   Increase in income  Total income in   Extra income over
                       2003/04               2007/08            over 2003       five years since    level annuity
                                                                                        2003        after 5 years
Pru WPA (ABR 3%)        GBP3,522             GBP4,474              GBP951          GBP19,642              12%
      Level             GBP3,522             GBP3,522               -              GBP17,612              N/A
   RPI Linked           GBP2,591             GBP2,944              GBP353          GBP13,748              -22%

Note:

1. The amount of the additional bonus is not guaranteed and it may vary or be discontinued at any time. However, once added it will remain unchanged until the next yearly review.

2. The anticipated bonus rate (ABR) determines the starting income and is used to calculate how much the income goes up or down when bonuses are added each year. If the actual bonuses awarded are higher than the ABR, the annuity payments in the next year will increase. If they are lower, the annuity income will drop.


4. Mortgage Endowments


Key points:

All Prudential and an estimated 96 per cent of Scottish Amicable endowments maturing in 2007 will meet repayment targets

- We expect 11,051 Prudential policies to mature in 2007, and the average surplus is expected to be GBP4,400.

- We expect 21,300 Scottish Amicable policies to mature in 2007. Of these, an estimated 96.3 per cent will meet repayment targets, the average surplus expected to be GBP3,190. Of the 790 (3.7 per cent) which are not anticipated to meet their target amount, the average shortfall is expected to be around GBP390.

-    All Prudential endowments maturing in 2006 met their repayment targets
     - the  average surplus on policies was GBP3,350.

- 95.5 per cent of Scottish Amicable endowment policies maturing in 2006 met their repayment target with an average surplus of GBP2,746. The remaining
     4.5 per cent (936 policies) had an average shortfall of GBP894.

Payout values for mortgage endowment customers


Prudential

Prudential With-Profits Mortgage    Year-on-Year Increase in a                         Annual Increase in
Endowment                                                                              cash-in values, after
                                                      Policy's Value                   allowing for premiums
25 Year Policy (male, 30  next                                                         paid during the year
birthday at outset)

Policy Duration         Regular             Policy          Policy    Increase in Value
                                                                              over 2006
In 2007 (2006)          Premium              Value           Value                                         %
                                         Date 2007       Date 2006
10 years              GBP50 p.m.          GBP7,299         GBP6,146            GBP1,153                  8.6%
(9 years)
15 years              GBP50 p.m.         GBP13,393        GBP11,721            GBP1,672                  8.9%
(14 years)
20 years              GBP50 p.m.         GBP25,715        GBP22,903            GBP2,812                  9.5%
(19 years)
25 years              GBP50 p.m.         GBP46,695        GBP41,207            GBP5,488                 11.8%
(24 years)

Note 8


Prudential mortgage endowments performance relative to alternative investment products

                                                 Total Payout Annualised return

Prudential With-Profits Endowment (25 Year Term,    GBP46,695        8.1%
GBP50 per month regular premiums; male aged 30
next birthday at outset)
Average building society account                    GBP22,988        3.2%
Average balanced managed unit trust                 GBP57,138        9.5%
Average balanced managed                            GBP41,292        7.3%
unit-linked life fund

Notes 5 and 8


What this means for the typical Prudential mortgage endowment customer

For a typical customer who holds a 25-year with-profits endowment paying a premium of GBP50 per month, the payout value on maturity is GBP46,695, which is equivalent to 8.1 per cent return (net of tax and charges) for each of the 25 years.

Note: all figures after tax and charges


Scottish Amicable

Scottish Amicable With-Profits      Year-on-Year Increase in a                         Annual Increase in
Mortgage Endowment                                                                     cash-in values, after
                                                      Policy's Value                   allowing for premiums
25 Year Policy (male 30  next                                                          paid during the year
birthday at outset)

Policy Duration         Regular             Policy           Policy    Increase in Value
                                                                              over 2006
in 2007 (2006)          Premium              Value            Value                                         %
                                         Date 2007        Date 2006
10 years              GBP50 p.m.          GBP7,199         GBP5,972            GBP1,227                  10.0%
(9 years)
15 years              GBP50 p.m.         GBP14,368        GBP12,407            GBP1,961                  10.7%
(14 years)
20 years              GBP50 p.m.         GBP25,399        GBP23,223            GBP2,176                  6.7%
(19 years)
25 years              GBP50 p.m.         GBP47,650        GBP41,732            GBP5,918                  12.7%
(24 years)

Note 8

Scottish Amicable's mortgage endowment performance relative to alternative investment products

                                                   Total Payout    Annualised
                                                                      return
Scottish Amicable With-Profits Endowment (25        GBP47,650          8.3%
Year Term, GBP50 per month regular premiums; male
aged 30 next birthday at outset)
Average building society account                    GBP22,988          3.2%
Average balanced managed unit trust                 GBP57,138          9.5%
Average balanced managed                            GBP41,292          7.3%
unit-linked life fund

Notes 5 and 8


What this means for the typical Scottish Amicable mortgage endowment customer

For a typical customer who holds a 25-year with-profits endowment paying a premium of GBP50 per month, the payout value on maturity is GBP47,650, which is equivalent to 8.3 per cent return (net of tax and charges) for each of the 25 years.

Note: all figures after tax and charges


Red, Amber and Green mortgage endowment status

In accordance with accepted guidelines we monitor how many of our endowment customers' policies are not expected to meet their repayment targets. This is shown as 'red, amber, or green', with green being satisfactory, amber indicating a potential shortfall and red showing a likely shortfall: action should be taken.


Prudential

Prudential has approximately 201,000 mortgage endowment policies in force.

-    12,000 policies matured in 2003, all of which met their target values.

- 9,271 policies matured in 2004, all of which met their target values (the average surplus was GBP1,900).

- 8,333 policies matured in 2005, all of which met their target values (the average surplus was GBP2,200).

- 9,923 policies matured in 2006, all of which met their target values (the average surplus was GBP3,350).

- We expect 11,051 policies to mature in 2007, all of which are anticipated to meet repayment targets. The expected average surplus is GBP4,400.


               2007           2006           2005           2004           2003

Green           66%            60%            51%            41%            24%
Amber           19%            27%            24%            29%            32%

                85%            87%            75%            70%            56%

Red             15%*           13%            25%            30%            44%


*In general, Prudential endowments policies maturing now, are green. Therefore, if nothing else changes, the number of green letters will reduce as green policies mature and in turn as a percentage of the overall total Red or Amber status policies will increase.


Scottish Amicable

Scottish Amicable has approximately 465,000 plans in force.

- 19,000 Scottish Amicable mortgage endowments matured in 2003, of which 2,700 did not meet their target amount (the average shortfall was GBP595).

- 19,356 endowment policies matured in 2004 of which 17,238 (89 per cent) met their repayment targets, the average surplus being GBP2,900. Of the 2,118 (11 per cent) that did not meet their target amount there was an average shortfall of GBP890.

- 16,774 endowment policies matured in 2005, of which 15,959 (95 per cent) met their repayment targets, the average surplus being GBP2,409. Of the 815 that did not meet their target amount there was an average shortfall of GBP49.

- 20,966 Scottish Amicable mortgage endowments matured in 2006, of which 20,030 (95.5 per cent) met their repayment targets, the average surplus being GBP2,746. Of the 936 (4.5 per cent) that did not meet their target amount there was an average shortfall of GBP894.

- We expect 21,300 policies to mature in 2007 with an average surplus of GBP3,190. Of the 790 (3.7 per cent) policies, which are not anticipated to meet their target amount, the average shortfall is expected to be around GBP390.

               2007           2006           2005           2004           2003

Green           54%            41%            24%            16%            13%
Amber           36%            43%            42%            31%            22%

                90%            84%            66%            47%            35%

Red             10%            16%            34%            53%            65%


5. How bonus rates are managed by Prudential

Again in 2007 annual bonus rates are being maintained on all policies. When we decide on the rate of the annual bonus, the main thing we consider is the return we expect our investments to earn in the future. We hold some of this return back to enable us to pay final bonuses and maintain a flexible investment strategy.

We target annual bonuses to be a prudent proportion of the expected long-term future investment return (net of tax where relevant, and charges), and we aim to change the annual bonus rates only gradually. For the with-profits fund our expected long-term future investment return is around 8 per cent per annum gross.

So, annual bonuses look forward and final bonuses look back. Therefore, it's the final bonus that takes into account the actual investment return over the term of the policy and it's this element of the overall return that is most likely to change year-on-year.


6. How you can get access to Prudential's with-profits performance

Access to the with-profits fund is available through a range of Prudential's investment products. These include:


Prudence Bond:

An investment bond that is designed to give the client a smoothed return based on the performance of the with-profits fund. It is available via Prudential's Flexible Investment Plan.


PruFund:

An investment bond that is designed to give the client a smoothed return based on the performance of the with-profits fund. It differs from Prudence Bond in that returns are smoothed according to a tested formula. Typically, PruFund's policyholder returns will more closely reflect the performance of the with-profits fund over shorter terms. Over the medium to long term, returns on PruFund and Prudence Bond are expected to be similar. Policyholder returns are not subject to any MVR throughout the term of investment. PruFund also adds a quarterly return which is estimated in advance, currently 5 per cent net of life fund tax and product charges.


With-Profits Annuity:

An annuity that provides income based on both actuarial calculations and the performance of the with-profits fund. In the current market place, under normal investment conditions, income from a with-profits annuity is expected to be greater than a conventional or inflation-linked annuity would provide.


International With-Profits Bonds:

Available in Sterling, US Dollar and Euro denominations. Bonus rates are not subject to the deduction of life fund tax and are therefore quoted on a gross basis. The returns and the assets supporting those returns are based in the currency of the relevant fund (that is, Sterling, US Dollars and Euros).


Individual Pension Plans:

A with-profits pension plan that is designed to give smoothed access to the returns of the life fund, without deduction of life fund tax (other taxes may apply).


Trustee Investment Plan (TIP):

A single premium plan aimed at Trustees of Pension Funds. Returns are paid gross of tax and net of charges. Prudential also offers a 'no MVR Guarantee' at the end of 5 years. TIP can be used as a core holding to a growth portfolio for the medium term (5 years or more) and it can also reduce the need for Trustees to actively make investment decisions as these are taken by Prudential. This fund cannot lose money at maturity. Regular bonuses once added cannot be taken away and this, coupled with the 'no MVR guarantee' at maturity, provides an excellent proposition for Trustees.


Note:

1. The value of an investment may fluctuate and is not guaranteed. An MVR may be applied. You may not get back the full amount of your investment and, for investments in the With-Profits Funds as above, the value of the policy depends on how much profit the fund makes and how Prudential decides to distribute it.

2. With regard to the Expected Growth Rate for PruFund, this rate is an indication of how we expect the PruFund Growth fund to grow over the year and assumes no regular withdrawals are taken. The Expected Growth Rates for the funds can be found on www.pru.co.uk, these are reviewed at the end of each quarter and are not guaranteed.


7. Annual and final bonus rates for 2007

Total bonus rates (which is the combination of annual and final bonus rates) increased on all unitised plans and excellent year-on-year increases in the value of nearly all with-profits policies.

Prudential takes a prudent, but active approach to fund management, smoothing and bonus rates. It is this approach that has allowed us to continue to pay bonuses and provide policyholders with competitive returns over recent years, despite difficult market conditions.

Prudential will pay two types of bonuses this year:

- Annual (or regular) bonuses are added to policies each year in order to gradually increase the plan value (excluding MVR, or cash-in charges).

When we decide on the rate of the annual bonus, the main thing we consider is the return we expect our investments to earn in the future. We hold some of this return back to enable us to pay final bonuses and maintain a flexible investment strategy.

We target annual bonuses to be a prudent proportion of the expected long-term future investment return (net of tax and charges), and we aim to change the annual bonus rates only gradually.

For the with-profits fund our expected long-term future investment return is around 8 per cent p.a. gross.

Annual bonus rates are being maintained on all policies.

- Final (or terminal) bonuses may be added when the benefits of a policy mature, are cashed-in/transferred or the policyholder dies.

These bonuses are used to make up the difference between the guaranteed benefits (annual bonuses) and the overall smoothed value of each customer's policy asset shares.

Prudential uses these bonuses to return to each policyholder a fair share of the assets of the with-profits fund, while smoothing for the impact of market changes, especially around the date of maturity. Payment of a final bonus is not guaranteed.

So, in summary, annual bonuses look forward and final bonuses look back. Therefore, it's the final bonus that takes into account the actual investment return over the term of the policy, and it's this element of the overall return that is most likely to change year-on-year.

Examples of bonus rates

Product                                        Regular/Annual                          New Money Rate %
                                                Bonus Rate %
Prudence Bond                          2007       2006        Change           2007        2006         Change
Prudence Bond (Optimum Return) No      3.25       3.25         0.00             5.2         5.2          0.00
Initial Charge
Pension
Pru Personal Pensions                  3.25       3.25         0.00            6.75        6.75          0.00
Mortgage Endowments                    1.00/      1.00/        0.00             N/A         N/A          N/A
                                       2.00*      2.00*
Retirement Income
With-Profits Annuities                 2.75       2.75         0.00             N/A         N/A          N/A

*-% sum assured / % of attaching regular bonus

Full details of all annual bonus rates are available on request.


So who isn't getting an increase?

Fewer than 500 policyholders may not see an increase in their policy values.

The issue for them is not that they won't see their annual bonus maintained - they will - but rather it is the impact of charges in the early years on a long-term policy. This means that over the course of the year, the charges applied are slightly higher than the bonus paid, thereby reducing the value of the fund on a net basis.


Unitised policies versus conventional policies

While there are many variations of with-profits policies and plans, they can be grouped into two areas: unitised policies and conventional policies.


Unitised with-profits policies

Where money is invested in a unitised policy - such as our Prudence Bond or Personal Pension plan - units are allocated to policyholders, and these units increase at a steady rate, determined by the annual bonus rate. At retirement or when the policy is cashed-in, a final bonus may be added. An MVR may apply when a policy is cashed-in or transferred.

Since these policies are with-profits, they benefit from the smoothing process. This is different to a unit-linked policy where the value of the units goes up or down in line with market movements.


Conventional policies

Conventional with-profits policies - such as mortgage endowments - have an initial amount that is guaranteed to be payable to the policyholder on maturity, known as the sum assured. Each year the guaranteed amount can be increased by the annual bonus. At maturity a final bonus may also be added.


8. Notes to Editors:

1. Comparison between Prudential products and other returns are for periods to 1 May 2007

2. The deposit fund values, unit trust values and unit-linked life fund values in 2007 use actual returns from the relevant 1 May to 31 December 2006 and then projected to 1 May 2007 using the most recent returns.

3. The Micropal UK Savings Indices assumed are gross of tax for pension products, net of tax for life products (net of tax, for Prudence Bond) and are for deposits of GBP2,500+ at 7 day notice or better. The unit trust returns are based on an average for the "Balanced Managed" sector, offer to bid, gross income reinvested (net income reinvested, for Prudence Bond). The unit-linked life fund returns are based on the average returns in the ABI UK Life Fund's " Balanced Managed - Life Fund" category.

4. Source for stock market returns: M&G.

5. The with-profits investment is not like a bank or building society deposit account. A with-profits policy may return less than has been invested, in particular in the early years, whereas a bank or building society deposit account would return all the customer's capital. Investors should consider keeping any money which might be needed in the short term in a bank or building society deposit account which is generally secure and readily accessible.

6. Source: Prudential / Lipper Hindsight. All figures to 31 December 2006 before tax, charges and the effects of the smoothing process. Past performance is no guide to the future.


7.  Examples of payouts

Individual Pension Cash Value
                                        20 Year Term (GBP200 pm)
Company                                      Final 2007           Final 2006             Change
                                                  GBP                    GBP                    %
Prudential - PPRP                              133,301              127,680                4.4
Standard Life                                  92,820               102,365               -9.3


With-Profit Bond - GBP10,000 SP
                                              10 year SV

Company                                      Final 2007           Final 2006             Change
                                                  GBP                    GBP                    %
Prudential - PIB/PSA                           17,852               18,189                -1.9
Prudential - Pru Bond                          17,772               18,137                -2.0
Commercial Union                               16,863               16,654                 1.3
CGNU (ex GA)                                   16,739               16,797                -0.3
Norwich Union                                  16,513               16,869                -2.1


With-Profits Endowments
                                             25 Year Term

Company                                      Final 2007           Final 2006             Change
                                                  GBP                    GBP                    %
Scottish  Amicable                             50,815               51,881                -2.1
Prudential                                     49,492               49,486                 0.0
CGNU Life                                      47,904               51,927                -7.7
Commercial Union                               46,152               51,111                -9.7
Norwich Union                                  43,451               46,652                -6.9
Standard Life                                  38,054               41,806                -9.0
Provident Mutual                               34,747               38,061                -8.7

Based on a male 30 next birthday, paying GBP50 per month


8. All policy values include final bonus. Details of these final bonus figures are available upon request.

9. The purpose of illustrating the performance of pension funds against Building Society accounts is to compare and contrast the values built up by investing in these products, both of which have their own specific risks and benefits.

10. MVR policy is subject to change without notice.

11. Past performance is no guide to the future. The payment of a final bonus is not guaranteed. Future rates of bonus are not guaranteed.

12. Full terms and conditions are available on request.


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 20 February 2007

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Jon Bunn
                                              Director of Public Relations